1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 19, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2016 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2016 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:30 a.m. on 3 June 2016 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the announcements of the Company dated 29 March 2016 (the “Announcements”)):

SPECIAL RESOLUTION

To consider and approve the proposal regarding the general mandate authorizing the Board to repurchase H shares:

“THAT,

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at at the AGM of the Company to be held on 3 June 2016 (or on such adjourned date as may be applicable) and the class meeting for the A Shareholders to be held on 3 June 2016 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of H Shareholders and A Shareholders at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman

Zoucheng, Shandong, the PRC

19 April 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Notes:

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 3 May 2016 are entitled to attend the H Shareholders’ Class Meeting. Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 13 May 2016. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the H Shareholders’ Class Meeting, from Wednesday, 4 May 2016 to Friday, 3 June 2016 (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 3 May 2016 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the H Shareholders’ Class Meeting.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

3